Exhibit 10.1

EXECUTION VERSION
Employment Agreement
This Employment Agreement (this “Agreement”), is entered into as of February 12, 2018 (the “Effective Date”) by and between DENTSPLY SIRONA Inc., a Delaware corporation (the “Company”), and Donald M. Casey Jr. (“Executive”) (collectively referred to herein as the “Parties”).
RECITALS
A.	It is the desire of the Company to assure itself of the services of Executive effective as of the Effective Date and thereafter by entering into this Agreement.
B.	Executive and the Company mutually desire that Executive provide services to the Company on the terms herein provided.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below, the Parties hereto agree as follows:
1.	Employment.
(a)          General.  The Company shall employ Executive and Executive shall remain in the employ of the Company, for the period and in the position set forth in this Section 1, and subject to the other terms and conditions herein provided.
(b)          Employment Term.  For purposes of this Agreement, the “Term” shall mean the period beginning on the Effective Date through but not including the third anniversary of the

Effective Date, and shall automatically renew for successive twenty-four (24) month periods unless no later than ninety (90) days prior to the end of the applicable Term either Party gives notice of non-renewal to the other in which case Executive’s employment will terminate at the end of the then-applicable Term, subject to earlier termination as provided in Section 3.
(c)          Position and Duties.  Executive shall serve as the Chief Executive Officer of the Company and, if the office of President of the Company shall be vacant at any time, as President of the Company.  Executive shall have such powers, responsibilities, duties and activities as conferred by Article III, Section 5 of the Company’s By-Laws and as are customary for such positions (as applicable) and as otherwise assigned by the Board of Directors of the Company (the “Board”).  Executive shall devote substantially all of Executive’s working time and efforts to the business and affairs of the Company (which shall include service to its “Affiliates” (within the meaning of Rule 12b-2 promulgated under Section 12 of the Securities Exchange Act of 1934, as amended from time to time)) and shall not engage in outside business activities (including serving on outside boards or committees) without the consent of the Board, provided that Executive shall be permitted to (i) manage Executive’s personal, financial and legal affairs, (ii) participate in trade associations, (iii) serve on the board of directors of not-for-profit or tax-exempt charitable organizations, and (iv) subject to approval by the Board, serve on the board of directors or similar board of for-profit organizations, in each case, subject to compliance with this Agreement and provided that such activities do not materially interfere with Executive’s performance of Executive’s duties and responsibilities hereunder.  Executive agrees to observe and comply with the rules and policies of the Company and its subsidiaries as adopted by the Company or its Affiliates from time to time, in each case as amended from time to time, as set forth in writing, and as delivered or made available to Executive (each, a “Policy”).
(d)          Service on Board.  The Company shall appoint Executive to the Board effective as of the Effective Date and use its reasonable best efforts to cause Executive to be re-elected to the Board during the Term.
(e)          Principal Place of Employment.  Executive's principal office shall be the Company’s headquarters in York, Pennsylvania, provided that, during the period following the Effective Date and prior to his relocation as contemplated by Section 1(f), Executive may perform his duties under this Agreement at such other offices as may be appropriate for the performance of his duties as determined in consultation with the Board.  The Parties understand that given the nature of Executive’s duties, Executive will be required to travel and perform services at locations other than his principal office from time to time.
(f)          Relocation:  Executive will be eligible for the benefits provided by the Company’s Relocation Program for Vice Presidents and more senior employees (as last amended effective May 1, 2012) up to the maximum amounts provided inclusive of any tax gross up, which relocation shall be undertaken within twelve (12) months of the Effective Date, provided that for purposes of such Relocation Program, (i) any obligation to repay benefits provided under the Program upon a termination of employment shall not apply upon a termination by Executive for “Good Reason” (as defined below), (ii) “serious misconduct” shall be deemed to have the same meaning as “Cause” as defined below, and (iii) during the period following the Effective Date and preceding his relocation, Executive shall be provided with temporary living quarters in York, Pennsylvania on a basis no less favorable than that otherwise provided under the Relocation Program.
(g)          Certain Executive Representations.  Executive represents and warrants that (i) Executive is not subject to any impediment, restriction or restraint that would in any way prohibit, hinder or impair his employment hereunder and his performance as contemplated hereby, (ii) without limiting the foregoing, Executive’s employment hereunder and his performance as contemplated hereby do not and would not in any way conflict with or breach any confidentiality, non-competition or other agreement to which he is a party or to which he may be subject and (iii) Executive has not been the subject of any allegation and, to  his knowledge, he has not, (A) breached any law, regulation or code of conduct applicable to him in the course of employment or (B) engaged in any act of workplace misconduct or impropriety, including any act of discrimination or harassment.
2.	Compensation and Related Matters.
(a)          Annual Base Salary.  During the Term, Executive shall receive a base salary at a minimum rate of $925,000 per annum, which shall be paid in accordance with the customary payroll practices of the Company and shall be pro-rated for partial years of employment.  Such annual base salary shall be subject to periodic review in accordance with the Company’s regular process for similarly situated executives (with the first review for Executive accordingly expected not later than early 2019) and shall be subject to increase but not decrease (such annual base salary, as it may be increased from time to time, the “Annual Base Salary”).

(b)          Annual Bonus.  With respect to each fiscal year of the Company commencing during the Term, Executive will be eligible to participate in an annual incentive program established by the Board.  Executive’s annual incentive compensation under such incentive program, (the “Annual Bonus”) shall be targeted at 120% of his Annual Base Salary (the “Target Bonus”), pro-rated for the portion of 2018 on and following the Effective Date, and with the expectation that the actual Annual Bonus will scale upward and downward based on actual performance, as determined by the Board, such that the actual Annual Bonus payable to Executive may be greater than, equal to or less than the Target Bonus.  The Annual Bonus shall be based upon the achievement of Company and/or individual performance metrics as established by the Board.  The Annual Bonus for a fiscal year will be paid no later than the fifteenth day of the third month following the end of such fiscal year.  Executive’s goals, objectives and performance targets will be developed by the Board in consultation with the Executive on an annual, ongoing basis, provided, however, that in no event will Executive’s bonus targets be less than the Target Bonus during the Term.
(c)          Long-Term Incentive.  The Company will grant Executive equity incentive awards (or other long-term incentive compensation) for each fiscal year of the Company commencing during the Term with a grant date fair value of $4 million.  The type of award and specific terms and conditions of such awards will be determined by the Board in consultation with Executive, but shall be commensurate with Executive’s position and the terms shall be consistent with the terms applicable to similarly situated executives.
(d)          Starting Equity Grant.  Effective as of the date the Company makes its award under Section 2(c) in respect of 2018, the Company will grant Executive an equity incentive award with a grant date fair value of $1 million, weighted equally between stock options with a ten (10) year term and a per-share exercise price equal to the closing trading price of the Company’s common stock on the date of grant and performance-vesting restricted stock units with performance criteria consistent with such awards described in Section 2(c) in respect of 2018, in each case vesting generally subject to a three-year continued employment requirement following the Effective Date and otherwise with terms consistent with equity award terms applicable to similarly situated executives.
(e)          Make Whole Payments.  Effective as of the Effective Date, the Company will pay Executive $500,000 in a cash lump-sum amount (the “Make Whole Cash Payment”).  Not more than ninety (90) business days following his termination pursuant to Section 3(a)(iii) or Section 3(a)(v), but in each case only if such termination occurs before the first anniversary of the Effective Date, Executive shall repay the Make Whole Cash Payment to the Company, but the Make Whole Cash Payment shall otherwise not be subject to disgorgement in any circumstances.  Effective as of the date the Company makes its award under Section 2(c) in respect of 2018, the Company will grant Executive a restricted stock unit award with a grant date fair value of $4.2 million, vesting twenty-five percent (25%) on each of the first two anniversaries of the Effective Date and fifty percent (50%) on the third anniversary of the Effective Date subject to continued employment through each such respective vesting date but with full and immediate accelerated vesting upon an earlier termination of employment for any reason other than pursuant to Section 3(a)(iii) or Section 3(a)(v) and otherwise with terms consistent with restricted stock unit award terms applicable to similarly situated executives.
(f)          Employee Benefits.  During the Term, Executive shall be eligible to participate in employee benefit plans, programs and arrangements generally available from time to time to other similarly situated executives of the Company employed at the Company’s headquarters, including medical, dental and life benefits as they may be in effect from time to time.
(g)          Paid Time Off.  During the Term, Executive shall be entitled to at least twenty five (25) days, on an annualized basis, of paid personal leave in accordance with the Company’s Policies.  Any vacation shall be taken at the reasonable and mutual convenience of the Company and Executive.
(h)          Business Expenses.  During the Term, the Company shall reimburse Executive for all reasonable travel and other business expenses incurred by Executive in the performance of Executive’s duties to the Company in accordance with the Company’s expense reimbursement Policy.
(i)          Indemnification.  At such time during the Term as the Company shall enter into an individual indemnification agreement with any of its directors or officers, the Company shall enter into an individual indemnification agreement with Executive on no less favorable terms.  For the avoidance of doubt, during the Term, Executive will be entitled to indemnification pursuant to the Company’s By-Laws by which the Company agrees to indemnify him in accordance with the terms and conditions thereof.
(j)          Legal Fees.  Executive will be entitled to receive reimbursement for reasonable legal fees associated with the legal review and negotiation of this Agreement in an amount not exceeding $25,000 within ten (10) days following his provision to the Company of reasonable supporting documentation therefor.

3.	Termination.
(a)          In General.  Executive’s employment hereunder may be terminated by the Company or Executive, as applicable, without any breach of this Agreement under the following circumstances:
(i)          Death.  Executive’s employment hereunder shall terminate upon Executive’s death.
(ii)          Disability.  If Executive has incurred a Disability, as defined below, the Company may terminate Executive’s employment.
(iii)          Termination for Cause.  The Company may terminate Executive’s employment for Cause.
(iv)          Termination without Cause.  The Company may terminate Executive’s employment without Cause.
(v)          Termination by Executive without Good Reason.  Executive may terminate Executive’s employment with the Company without Good Reason.
(vi)          Termination by Executive for Good Reason.  Executive may terminate Executive’s employment with the Company for Good Reason.
(b)          Notice of Termination.  Any termination of Executive’s employment by the Company or by Executive under this Section 3 (other than termination pursuant to Section 3(a)(i)) shall be communicated by a written notice to the other Party hereto (i) indicating the specific termination provision in this Agreement relied upon, (ii) setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, and (iii) specifying a Date of Termination which, if submitted by Executive pursuant to Section 3(a)(v) or Section 3(a)(vi), shall be at least thirty (30) days following the date of such notice (a “Notice of Termination”); provided, however, that in the event that Executive delivers a Notice of Termination to the Company, the Company may, in its sole discretion, change the Date of Termination to any date that occurs on or following the date of the Company’s receipt of such Notice of Termination and is prior to the date specified in such Notice of Termination.  A Notice of Termination submitted by the Company may provide for a Date of Termination on the date Executive receives the Notice of Termination, or any date thereafter elected by the Company in its sole discretion.  In the event of a dispute over the existence of Cause or Good Reason, either Party may introduce newly discovered or newly arising evidence in support of or in opposition to the determination of Cause or Good Reason.
(c)          Company Obligations upon Termination.  Upon termination of Executive’s employment pursuant to any of the circumstances listed in Section 3(a), Executive (or Executive’s estate) shall be entitled to receive the sum of: (i) the portion of Executive’s Annual Base Salary earned through the Date of Termination, but not yet paid to Executive; (ii) any paid time off that has been accrued but unused in accordance with the Company’s Policies; (iii) any reimbursements owed to Executive pursuant to Section 2(g); (iv) any amount accrued and arising from Executive’s participation in, or benefits accrued under any employee benefit plans, programs or arrangements, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements; and (v) except in the case of a termination of Executive’s employment for

Cause pursuant to Section 3(a)(iii), any earned but unpaid Annual Bonus for the prior fiscal year.  Except as otherwise expressly required by law (e.g., COBRA (as defined below)) or as specifically provided herein, or in any other plan or arrangement maintained by the Company, all of Executive’s rights to salary, severance, benefits, bonuses and other compensatory amounts hereunder (if any) shall cease upon the termination of Executive’s employment hereunder.  In the event that Executive’s employment is terminated hereunder for any reason, Executive’s sole and exclusive remedy shall be to receive the payments and benefits described in this Section 3(c) or Section 4 or in any other plan or arrangement maintained by the Company, as applicable.
(d)          Deemed Resignation.  Upon termination of Executive’s employment for any reason, Executive shall be deemed to have resigned from all offices and directorships, if any, then held with the Company or any of its Affiliates and Executive agrees to execute any and all documents necessary to effectuate such resignations.
4.	Severance Payments.
(a)          Termination Generally.  If Executive’s employment shall terminate pursuant to Section 3(a) for any reason other than pursuant to Section 3(a)(i) (death), Section 3(a)(ii) (Disability), Section 3(a)(iv) (by the Company without Cause) or Section 3(a)(vi) (by Executive for Good Reason), then Executive shall not be entitled to any severance payments or benefits, except as provided in Section 3(c).
(b)          Termination without Cause or for Good Reason.  Except as otherwise provided in Section 4(c), if Executive’s employment is terminated by the Company without Cause pursuant to Section 3(a)(iv) or by Executive for Good Reason pursuant to Section 3(a)(vi)

then, subject to Executive signing on or before the 50th day following Executive’s Separation from Service (as defined below), and not revoking, a release of claims and separation agreement in the Company’s customary form, as may be updated from time to time, (the “Release”), and Executive’s continued compliance with Sections 5 - 6 and 7, Executive shall receive, in addition to payments and benefits set forth in Section 3(c), the following benefits:
(i)          The Company shall pay to Executive an amount equal to two (2) times the sum of (A) the Annual Base Salary plus (B) the Target Bonus, each in the full amount, as in effect at such time, payable over twenty-four months immediately following the Release’s effective date in equal installments in accordance with the Company’s regular payroll practice following the Date of Termination, until the earlier of (A) twenty-four (24) months after the Release’s effective date or (B) the date the Executive first violates any of the restrictive covenants set forth in Sections 5 or 6 or the provisions of Section 7;
(ii)          The Company shall pay to Executive an amount equal to the Annual Bonus, as in effect at such time, determined based on the actual performance of the Company for the full fiscal year in which Executive’s employment terminates, prorated for the number of days of employment completed during the fiscal year in which the Date of Termination occurs, payable in a lump sum cash amount at the time it would otherwise have been paid in accordance with Section 2(b) had Executive remained employed for the entire fiscal year;
(iii)          Executive’s equity awards that are outstanding on the Date of Termination shall (x) remain outstanding, (y) continue to vest notwithstanding Executive’s termination of employment for a period of twenty-four (24) months following the Date of

Termination, and (z) remain exercisable until the earlier of ninety (90) days following the twenty-four (24) month anniversary after the Date of Termination or the date such equity award would have expired had Executive remained in continuous employment;
(iv)          The Company shall pay to Executive a cash lump sum an amount equal to the premiums Executive would have been required to pay to continue Executive’s and Executive’s covered dependents’ medical, dental and vision coverage in effect on the Date of Termination under the Company’s group healthcare plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for twenty-four (24) months following the Date of Termination, which amount shall be based on the premium for the first month of COBRA coverage and shall be paid regardless of whether or not Executive elects COBRA continuation coverage;
(v)          Subject to continued payment by Executive of any applicable cost owed by him under the applicable plan, for the twenty-four (24) months following the Date of Termination continuation of life and accidental death and dismemberment benefits substantially similar to those provided to Executive and his dependents immediately prior to the date of termination (in each case, however, subject to any amendments to such arrangements from time to time that are generally applicable to executives of the Company), at no greater cost to Executive than the cost to Executive immediately prior to such date;
(vi)          For purposes of determining the amount of any benefit payable to Executive and Executive’s right to any benefit otherwise payable under any pension plan (within the meaning of Section 3(2) of the Employee Retirement Income Security Act of

1974, as amended) maintained by the Company or its Affiliates (“Pension Plan”), and except to the extent it would result in a duplication of benefits under the following sentence, Executive shall be treated as if he had accumulated (after the date of termination) twenty-four (24) additional months of service credit thereunder and had been credited during such period with his compensation as in effect immediately before termination (or, if greater and as applicable, immediately prior to the first occurrence of an event or circumstance constituting Good Reason). In addition to the benefits to which Executive is entitled under any defined contribution Pension Plan, the Company shall pay Executive a lump sum amount, in cash, equal to the sum of (A) the amount that would have been contributed thereto or credited thereunder by the Company on Executive’s behalf during the twenty-four (24) months following his termination (but not including as amounts that would have been contributed or credited an amount equal to the amount of any reduction in base salary, bonus or other compensation that would have occurred in connection with such contribution or credit), determined (x) as if Executive made or received the maximum permissible contributions thereto or credits thereunder during such period, and (y) as if Executive earned compensation during such period at the rate in effect immediately before termination (or, if greater and as applicable, immediately prior to the first occurrence of an event or circumstance constituting Good Reason), and (B) the excess, if any, of (x) Executive’s account balance under the Pension Plan as of the date of termination over (y) the portion of such account balance that is nonforfeitable under the terms of the Pension Plan; and
(vii)          For a period of eighteen (18) months immediately following Date of Termination or, if earlier, until he secures employment, Executive will be provided with outplacement services commensurate with those customarily provided to senior executive officers through a vendor mutually selected by the Company and Executive.
Subject to execution and nonrevocation of the Release, the cash lump sum amounts payable pursuant to Section 4(b)(iv) and (vi) shall be paid sixty (60) days after Executive’s Date of Termination.
(c)          Termination in Connection With a Change in Control.  In the event that, within twenty-four (24) months following a Change in Control (as defined below), Executive’s employment is terminated by the Company without Cause pursuant to Section 3(a)(iv) or by Executive for Good Reason pursuant to Section 3(a)(vi) then, subject to Executive’s continued compliance with Sections 5 - 6 and 7, in lieu of any amounts payable under Section 4(b), Executive shall receive, in addition to payments and benefits set forth in Section 3(c), the following benefits:
(i)          The Company shall pay to Executive, an amount equal to two (2) times the sum of (A) the Annual Base Salary plus (B) the Target Bonus, each in the full amount as in effect at such time, payable in a lump sum (provided that payments shall be made in installments on the Schedule described in Section 4(b)(i) if the Change in Control does not constitute a “change in control event” described in Treasury Regulation Section 1.409A-3(i)(5));
(ii)          The Company shall pay to Executive an amount equal to the Annual Bonus, determined based on the actual performance of the Company for the full fiscal year in which Executive’s employment terminates, prorated for the number of days of employment completed during the fiscal year in which the Date of Termination occurs, payable in a lump sum cash amount at the time it would otherwise have been paid in accordance with Section 2(b) had Executive remained employed for the entire fiscal year;
(iii)          The Company shall pay to Executive an amount equal to the amount of the premiums Executive would have been required to pay to continue Executive’s and Executive’s covered dependents’ medical, dental and vision coverage in effect on the Date of Termination under the Company’s group healthcare plans pursuant to COBRA for twenty-four (24) months following the Date of Termination, which amount shall be based on the premium for the first month of COBRA coverage and shall be paid regardless of whether or not Executive elects COBRA continuation coverage;
(iv)          Subject to continued payment by Executive of any applicable cost owed by him under the applicable plan, for the twenty-four (24) months following the Date of Termination continuation of life and accidental death and dismemberment benefits substantially similar to those provided to Executive and his dependents immediately prior to the date of termination (in each case, however, subject to any amendments to such arrangements from time to time that are generally applicable to executives of the Company), at no greater cost to Executive than the cost to Executive immediately prior to such date; and
(v)          For purposes of determining the amount of any benefit payable to Executive and Executive’s right to any benefit otherwise payable under any Pension Plan, and except to the extent it would result in a duplication of benefits under the following sentence, Executive shall be treated as if he had accumulated (after the date of termination) twenty-four (24) months of service credit thereunder and had been credited during such period with his compensation as in effect immediately before termination (or, if greater and as applicable, immediately prior to the first occurrence of an event or circumstance constituting Good Reason). In addition to the benefits to which Executive is entitled under any defined contribution Pension Plan, the Company shall pay Executive a lump sum amount, in cash, equal to the sum of (A) the amount that would have been contributed thereto or credited thereunder by the Company on Executive’s behalf during the twenty-four (24) months following his termination (but not including as amounts that would have been contributed or credited an amount equal to the amount of any reduction in base salary, bonus or other compensation that would have occurred in connection with such contribution or credit), determined (x) as if Executive made or received the maximum permissible contributions thereto or credits thereunder during such period, and (y) as if Executive earned compensation during such period at the rate in effect immediately before termination (or, if greater and as applicable, immediately prior to the first occurrence of an event or circumstance constituting Good Reason), and (B) the excess, if any, of (x) Executive’s account balance under the Pension Plan as of the date of termination over (y) the portion of such account balance that is nonforfeitable under the terms of the Pension Plan.
The cash lump sum amounts payable pursuant to Section 4(c)(i), (iii) and (v) shall be paid sixty (60) days after Executive’s Date of Termination.
(d)          Death or Disability.  If Executive’s employment is terminated by reason of death pursuant to Section 3(a)(i) or Disability pursuant to Section 3(a)(ii) then, subject to Executive (or his estate, as the case may be) signing on or before the 50th day following Executive’s Separation from Service, and not revoking, the Release, and, in the case of Disability,

Executive’s continued compliance with Sections 5 - 6 and 7, Executive shall receive, in addition to payments and benefits set forth in Section 3(c), the following benefits:
(i)          The Company shall pay to Executive (or his estate, as the case may be) an amount equal to the Annual Bonus, as in effect at such time, determined based on the actual performance of the Company for the full fiscal year in which Executive’s employment terminates, prorated for the number of days of employment completed during the fiscal year in which the Date of Termination occurs, payable in a lump sum cash amount at the time it would otherwise have been paid in accordance with Section 2(b) had Executive remained employed for the entire fiscal year; and
(ii)          Executive’s equity awards shall vest in full at the Date of Termination, with any performance based awards vesting at the greater of target or actual performance through the Date of Termination.
(e)          No Mitigation; Payment to Surviving Spouse.  Notwithstanding anything to the contrary in this Agreement, Executive shall not be required to seek other employment or otherwise mitigate any damages resulting from any termination of employment.  In the event of Executive’s death prior to payment of all compensation and benefits due to Executive under Section 3(c), any remaining compensation and benefits shall be paid to his spouse, if any, or if none as required by laws of succession or intestacy.
5.          Covenants. Executive acknowledges that Executive has been provided with Confidential Information (as defined below) which is of vital importance to the success of the Company and that, during the Term, the Company from time to time will provide Executive with access to Confidential Information and he will develop goodwill for the Company. Ancillary to the rights provided to Executive as set forth in this Agreement and the Company’s provision of Confidential Information, and Executive’s agreements regarding the use of the same, in order to protect the value of any Confidential Information, the Company and Executive agree to the following provisions, for which Executive agrees he received adequate consideration and which Executive acknowledges are reasonable and necessary to protect the legitimate interests of the Company and represent a fair balance of the Company’s rights to protect its business and Executive’s right to pursue employment:
(a)          Executive shall not, at any time during the Restriction Period (as defined below), directly or indirectly engage in, have any equity interest in, interview for a potential employment or consulting relationship with, or manage, provide services to or operate, with or without payment, any person, firm, corporation, partnership or business (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that engages in or is preparing to engage in any portion of the Business (as defined below) anywhere in the world.  Nothing herein shall prohibit Executive from being a passive owner of not more than 5% of the outstanding equity interest in any entity that is publicly traded, so long as Executive has no active participation in the business of such entity.
(b)          Executive shall not, at any time during the Restriction Period, directly or indirectly, engage or prepare to engage in any of the following activities: (i) solicit, divert or take away any customers, clients, or business acquisition or other business opportunity of the Company, (ii) contact or solicit, with respect to hiring or engagement, or knowingly hire or engage any employee or full-time consultant of the Company or any person employed or engaged by the Company at any time during the 12-month period immediately preceding the Date of Termination, (iii) induce or otherwise counsel, advise or encourage any employee or full-time consultant of the Company to leave the employment or engagement of the Company, or (iv) induce any distributor, representative or agent of the Company to terminate or modify its relationship with the Company.
(c)          In the event the terms of this Section 5 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it will be modified and interpreted to extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action, and then enforced as so modified to the fullest extent permitted by law.
(d)          As used in this Section 5, (i) the term “Company” shall include the Company and its direct and indirect parents and subsidiaries; (ii) the term “Business” shall mean the business of the Company and shall include (a) designing, developing, distributing, marketing or manufacturing dental products or (b) any other process, system, product or service marketed, sold or under development by the Company at any time during Executive’s employment with the Company; and (iii) the term “Restriction Period” shall mean the period beginning on the Effective Date and ending twenty-four (24) months following the Date of Termination for any reason.
(e)          Executive agrees, during the Term and following the Date of Termination, to refrain from Disparaging (as defined below) the Company and its Affiliates, including any of its services, technologies, products, processes or practices, or any of its directors, officers, agents, representatives or stockholders, either orally or in writing.  The Company agrees to instruct its officers and directors to refrain from Disparaging Executive following his Date of Termination.  Nothing in this paragraph shall preclude Executive or the Company (as applicable) from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process, or to defend or enforce Executive's or the Company’s rights under this Agreement.  For purposes of this Agreement, “Disparaging” means making remarks, comments or statements to any person or entity including present or former employees of the Company and/or the press, and/or to any others, whether written, oral or electronic (including any social media, other internet sites, or on any blogging and/or micro-blogging sites, including Twitter), that impugn or are reasonably likely to impugn the character, integrity, reputation or abilities of the entities, persons, services, products, technologies, processes or practices listed in this Section 5(e).
(f)          Executive agrees that during the Restriction Period, Executive will cooperate fully with the Company in its defense of or other participation in any investigation, administrative, judicial or other proceeding arising from any charge, complaint or other action which has been or may be filed.
(g)          Notwithstanding anything to the contrary contained in this Agreement, if and to the extent requested by the Company during the period commencing on the Date of Termination and ending at the end of the Restriction Period, Executive agrees to provide to the Company up to five (5) hours of consulting services per month, on an “as needed” basis at times and in a manner that is mutually convenient, provided, however, if the Company requires Executive to travel more than 50 miles from the Company’s principal office, it will reimburse Executive for reasonable travel expenses.  Executive shall not receive any additional compensation for the provision of these consulting services if he is receiving the severance benefits otherwise payable pursuant to Section 4 in connection with Executive’s services rendered during the Term. If Executive is not receiving severance, the Company and Executive shall agree on a mutually acceptable fee arrangement.  This Section 5(g) shall not be considered a waiver of Executive’s right to refuse to provide testimony, or information or assistance based on “Fifth Amendment” grounds.
6.	Nondisclosure of Proprietary Information.
(a)          Except in connection with the faithful performance of Executive’s duties hereunder or pursuant to Section 6(c), (e) and (f), Executive shall, in perpetuity, maintain in confidence and shall not directly, indirectly or otherwise, disseminate, disclose or publish, or use for Executive’s benefit or the benefit of any person, firm, corporation or other entity (other than the Company) any confidential or proprietary information or trade secrets of or relating to the Company (including business plans, business strategies and methods, acquisition targets, intellectual property in the form of patents, trademarks and copyrights and applications therefor, ideas, inventions, works, discoveries, improvements, information, documents, formulae, practices, processes, methods, developments, source code, modifications, technology, techniques, data, programs, other know-how or materials, owned, developed or possessed by the Company, whether in tangible, intangible or electronic form, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, prospects and compensation paid to employees or other terms of employment)  (collectively, the “Confidential Information”), or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program or similar repository of or containing any such Confidential Information.  The Parties hereby stipulate and agree that, as between them, any item of Confidential Information is important, material and confidential and affects the successful conduct of the businesses of the Company (and any successor or assignee of the Company).  Notwithstanding the foregoing, Confidential Information shall not include any information that has been published in a form generally available to the public or is publicly available or has become public or general industry knowledge prior to the date Executive proposes to disclose or use such information, provided, that such publishing or public availability or knowledge of the Confidential Information shall not have resulted from Executive directly or indirectly breaching Executive’s obligations under this Section 6(a) or any other similar provision by which Executive is bound, or from any third-party breaching such third-party’s obligation to the Company.  For the purposes of the previous sentence, Confidential Information will not be deemed to have been published or otherwise disclosed merely because individual portions of the information have been separately published, but only if material features comprising such information have been published or become publicly available.
(b)          Upon termination of Executive’s employment with the Company for any reason, Executive will promptly deliver to the Company all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents or property (in whatever form) concerning the Company’s customers, business plans, marketing strategies, products, property, processes or Confidential Information.

(c)          Executive may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof, and shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought and shall assist such counsel at Company’s expense in resisting or otherwise responding to such process, in each case to the extent permitted by applicable laws or rules.
(d)          As used in this Section 6 and Section 7, the term “Company” shall include the Company and its direct and indirect parents and subsidiaries.
(e)          Nothing in this Agreement shall prohibit Executive from (i) disclosing information and documents when required by law, subpoena or court order (subject to the requirements of Section 6(c)), (ii) disclosing information and documents to Executive’s attorney, financial or tax adviser for the purpose of securing legal, financial or tax advice, (iii) disclosing Executive’s post-employment restrictions in this Agreement in confidence to any potential new employer of Executive, or (iv) retaining, at any time, Executive’s personal correspondence, Executive’s personal contacts and documents related to Executive’s own personal benefits, entitlements and obligations, except where such correspondence, contracts and documents contain Confidential Information.
(f)          Pursuant to 18 U.S.C. § 1833(b), Executive understands that Executive will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret of the Company that (i) is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to Executive’s attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.  Executive understands that if Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the trade secret to Executive’s attorney and use the trade secret information in the court proceeding if Executive (x) files any document containing the trade secret under seal, and (y) does not disclose the trade secret, except pursuant to court order.  Nothing in this Agreement, or any other agreement that Executive has with the Company, is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.  Further, nothing in this Agreement or any other agreement that Executive has with the Company shall prohibit or restrict Executive from making any voluntary disclosure of information or documents concerning possible violations of law to any governmental agency or legislative body, or any self-regulatory organization, in each case, without advance notice to the Company.
7.	Inventions.
All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the Business (as defined in Section 5(d)), whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that Executive may discover, invent or originate during the Term, either alone or with others and whether or not during working hours or by the use of the facilities of the Company (“Inventions”), shall be the exclusive property of the Company.  Executive shall promptly disclose all Inventions to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem reasonably necessary to protect or perfect its rights therein, and shall assist the Company, upon reasonable request and at the Company’s expense, in obtaining, defending and enforcing the Company’s rights therein. Executive hereby appoints the Company as Executive’s attorney-in-fact to execute on Executive’s behalf any assignments or other documents reasonably deemed necessary by the Company to protect or perfect its rights to any Inventions.  During the Restriction Period, Executive shall assist Company and its nominee, at any time, in the protection of Company’s (or its Affiliates’) worldwide right, title and interest in and to Inventions and the execution of all formal assignment documents requested by Company or its nominee and the execution of all lawful oaths and applications for patents and registration of copyright in the United States and foreign countries.
8.	Injunctive Relief.
It is recognized and acknowledged by Executive that a breach of the covenants contained in Sections 5-6 or 7 will cause irreparable damage to Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate.  Accordingly, Executive agrees that in the event of a breach of any of the covenants contained in Sections 5-6 or 7, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to seek specific performance and injunctive relief without the requirement to post bond.
9.	Maximum Payment Limit.
If any payment or benefit due under this Agreement, together with all other payments and benefits that Executive receives or is entitled to receive from the Company or any of its subsidiaries, Affiliates or related entities, would (if paid or provided) constitute an excess parachute payment for purposes of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the amounts otherwise payable and benefits otherwise due under this

Agreement will either (i) be delivered in full, or (ii) be limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax-deductible to the Company by reason of Section 280G of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state or local income and employment taxes and the excise tax imposed under Section 4999 of the Code, results in the receipt by the Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be subject to the excise tax imposed under Section 4999 of the Code.  In the event that the payments and/or benefits are to be reduced pursuant to this Section 9, such payments and benefits shall be reduced such that the reduction of cash compensation to be provided to the Executive as a result of this Section 9 is minimized.  In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.  All determinations required to be made under this Section 9 shall be made by the Company’s independent public accounting firm, or by another advisor mutually agreed to by the parties, which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days of the receipt of notice from Executive that there has been a payment or benefit subject to this Section 9, or such earlier time as is requested by the Company.
10.	Clawback Provisions.
Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any Policy approved by the Board that is generally applicable to senior management of the Company, applicable law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such Policy, law, government regulation or stock exchange listing requirement.
11.	Assignment and Successors.
The Company may assign its rights and obligations under this Agreement to a United States subsidiary of the Company that is the main operating company of the Company (or the principal employer of employees of the Company and its subsidiaries) in the United States or to any successor to all or substantially all of the business or the assets of the Company (by merger or otherwise), and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its Affiliates.  This Agreement shall be binding upon and inure to the benefit of the Company, Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable.  None of Executive’s rights or obligations may be assigned or transferred by Executive, other than Executive’s rights to payments hereunder, which may be transferred only by will or operation of law.  Notwithstanding the foregoing, Executive shall be entitled, to the extent permitted under applicable law and any applicable Company benefit plans or arrangements, to select and change a beneficiary or beneficiaries to receive compensation hereunder following Executive’s death by giving written notice thereof to the Company.
12.	Certain Definitions.
(a)          Cause.  The Company shall have “Cause” to terminate Executive’s employment hereunder upon:

(i)          a majority of the members of the Board, excluding Executive as applicable, determining that (a) Executive has committed an act of fraud in the course of his employment against the Company, or (b) Executive has committed an act of willful misconduct or gross negligence against the Company that is materially injurious to the Company or its customers;
(ii)          a majority of the members of the Company’s Board of Directors, excluding Executive as applicable, determining that Executive has willfully failed to adequately perform material duties or obligations under  this Agreement;
(iii)          Executive’s indictment for, or conviction of, or pleading no contest to, a felony or a crime (other than a single DUI or similar crime) involving Executive’s moral turpitude, relating to Executive’s job position, or that causes substantial damage to the Company’s public image or reputation, or causes substantial harm to the Company’s operations or financial performance; or
(iv)          a material breach of any of the representations and warranties set forth in Section 1(g).
The determination as to whether the Executive is being terminated for Cause shall be made after a reasonable and good faith investigation by the Board; provided, however, that Cause shall not exist under this Agreement unless the Company gives written notice to Executive where such notice describes with particularity the alleged act(s) at issue and has given the Executive an opportunity to be heard at a meeting of the Board at his sole discretion with or without counsel and the Board provides Executive a summary of its findings.

(b)          Change in Control.  “Change in Control” shall have the meaning set forth in the Company’s 2016 Omnibus Incentive Plan as in effect on the Effective Date.
(c)          Date of Termination.  “Date of Termination” shall mean (i) if Executive’s employment is terminated by Executive’s death, the date of Executive’s death; (ii) if Executive’s employment is terminated pursuant to Section 3(a)(ii) – (vi) either the date indicated in the Notice of Termination or the date specified by the Company pursuant to Section 3(b), whichever is earlier.
(d)          Disability.  “Disability” shall mean, at any time the Company or any of its Affiliates sponsors a long-term disability plan for the Company’s employees,  “disability” as defined in such long-term disability plan for the purpose of determining a participant’s eligibility for benefits, provided, however, if the long-term disability plan contains multiple definitions of disability, “Disability” shall refer to that definition of disability which, if Executive qualified for such disability benefits, would provide coverage for the longest period of time. The determination of whether Executive has a Disability shall be made by the person or persons required to make disability determinations under the long-term disability plan.  At any time the Company does not sponsor a long-term disability plan for its employees, Disability shall mean Executive’s inability to perform, with or without reasonable accommodation, the essential functions of Executive’s position hereunder for a total of three months during any twelve-month period as a result of incapacity due to mental or physical illness as determined by a qualified physician licensed to practice medicine in the State of Pennsylvania as shall be mutually selected by the Company (or its insurers) and Executive (or his representatives).  Provided that the Company shall have provided Executive with a written summary of its basis for believing Disability may exist, any unreasonable refusal by

Executive to submit to a medical examination for the purpose of determining Disability within a reasonable period following a written request by the Company (or its insurers) shall be deemed to constitute conclusive evidence of Executive’s Disability.
(e)          Good Reason.  “Good Reason” shall mean:
(i)          a reduction in Annual Base Salary, other than any reduction which is insignificant or is implemented as part of a formal austerity program approved by the Board and applicable to all other senior executive officers of the Company, provided such reduction does not reduce Executive’s Annual Base Salary by a percentage greater than the average reduction in compensation of all other senior executive officers of the Company;
(ii)          the Company reduces Executive’s Target Bonus or grant date value of annual equity awards;
(iii)          a material, adverse change in Executive’s position with the Company that reduces his title, responsibilities, level of authority or scope of duties (including as a result of the assignment of responsibilities and/or duties from those in effect immediately prior to the reduction or that are materially inconsistent with Executive’s position); or
(iv)          the Company breaches a material obligation to Executive under the terms of this Agreement or any other material written agreement between the Executive and the Company.
(v)          a relocation of Executive’s principal worksite of more than 50 miles unless such relocation reduces the Executive’s commute to such worksite.

However, none of the foregoing events or conditions will constitute Good Reason unless: (x) Executive provides the Company with written objection to the event or condition within ninety (90) days following the occurrence thereof, (y) the Company does not reverse or otherwise cure the event or condition within thirty (30) days of receiving that written objection, and (z) Executive terminates his employment within thirty (30) days following the expiration of that cure period.
13.	Miscellaneous Provisions.
(a)          Governing Law.  This Agreement shall be governed, construed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the substantive laws of the Commonwealth of Pennsylvania without reference to the principles of conflicts of law of the Commonwealth of Pennsylvania or any other jurisdiction, and where applicable, the laws of the United States.  The Company and the Executive agree that any and all disputes relating to or arising out of this Agreement, excluding any relief sought by the Company under Sections 5 - 8 or any other dispute arising under this Agreement in respect of which a Party may seek injunctive relief, but otherwise including disputes in respect of payments and benefits provided hereunder, will first be submitted to mediation pursuant to a written demand for mediation which either party may serve on the other which shall be before a mediator selected by the parties in accordance with mediation procedures of the American Arbitration Association (“AAA”).  In the event, the parties are unable to agree to a mediator within ten (10) days of receipt of the written demand for mediation, the mediator will be appointed by the office of AAA in Philadelphia, Pennsylvania.  The cost of the mediator and fees imposed by AAA shall be split equally by the parties.

(b)          Survival.  Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 4 through 11 and this 13 will survive the termination of Executive’s employment and the expiration or termination of the Term.
(c)          Notices.  Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile or certified or registered mail, postage prepaid, as follows (except that notice of change of address shall be effective only upon receipt:
(i)          If to the Company, to the attention of the General Counsel at its headquarters,
(ii)          If to Executive, at the last address that the Company has in its personnel records for Executive, or
(iii)          At any other address as any Party shall have specified by notice in writing to the other Party.
(d)          Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.  Signatures delivered by facsimile shall be deemed effective for all purposes.
(e)          Entire Agreement.  The terms of this Agreement are intended by the Parties to be the final expression of their agreement with respect to the subject matter hereof and supersede all prior understandings and agreements, whether written or oral (including the Prior Agreement).

The Parties further intend that this Agreement shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.
(f)          Amendments; Waivers.  This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Executive and a duly authorized officer of Company (other than Executive).  By an instrument in writing similarly executed, Executive or a duly authorized officer of the Company (other than Executive) may waive compliance by the other Party with any specifically identified provision of this Agreement that such other Party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure.  No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.
(g)          Construction.  This Agreement shall be deemed drafted equally by both the Parties. Its language shall be construed as a whole and according to its fair meaning.  Any presumption or principle that the language is to be construed against any Party shall not apply.  The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation.  Any references to sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary.  Also, unless the context clearly indicates to the contrary, (i) the plural includes the singular and the singular includes the plural; (ii) “and” and “or” are each used both conjunctively and disjunctively; (iii) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (iv) “includes” and “including” are each “without limitation”; (v) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular section or subsection; and (vi) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.
(h)          Enforcement.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.
(i)          Withholding.  The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold or by its Policies it customarily withholds. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.
(j)          Section 409A.
(i)          General.  The intent of the Parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A of the Internal Revenue

Code of 1986, as amended, and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.
(ii)          Separation from Service.  Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement that is considered nonqualified deferred compensation under Section 409A and is designated under this Agreement as payable upon Executive’s termination of employment shall be payable only upon Executive’s “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”) and, except as provided below, any such compensation or benefits described in Section 4 shall not be paid, or, in the case of installments, shall not commence payment, until the sixtieth (60th) day following Executive’s Separation from Service (the “First Payment Date”).  Any lump sum payment or installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the First Payment Date and any remaining installment payments shall be made as provided in this Agreement.
(iii)          Specified Employee.  Notwithstanding anything in this Agreement to or any other agreement providing compensatory payments to Executive to the contrary, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, any payment of compensation or benefits to which Executive is entitled under this Agreement or any other compensatory plan or agreement that is considered nonqualified deferred compensation under Section 409A payable as a result of Executive’s Separation from

Service shall be delayed to the extent required in order to avoid a prohibited distribution under Section 409A until the earlier of (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service with the Company or (ii) the date of Executive’s death.  Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement or any other compensatory plan or agreement shall be paid as otherwise provided herein or therein.
(iv)          Expense Reimbursements.  To the extent that any reimbursements under this Agreement are subject to Section 409A, any such reimbursements payable to Executive shall be paid to Executive no later than December 31 of the year following the year in which the expense was incurred; provided, that Executive submits Executive’s reimbursement request promptly following the date the expense is incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, other than medical expenses referred to in Section 105(b) of the Code, and Executive’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.
(v)          Installments.  Executive’s right to receive any installment payments under this Agreement, including any continuation salary payments that are payable on Company payroll dates, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A.  Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.
14.	Executive Acknowledgement.
Executive acknowledges that Executive has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on Executive’s own judgment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date and year first above written.
DENTSPLY SIRONA Inc.

By:	/s/ Eric K. Brandt
Name:	Eric K. Brandt
Title:	Chairman of the Board of Directors

EXECUTIVE

/s/ Donald M. Casey Jr.
Donald M. Casey Jr.

[Signature Page to Employment Agreement]